EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

June 30, 2014
Assets
Current assets:
Cash and cash equivalents	$14,204
Receivables, net	320,389
Income taxes receivable	7,959
Inventories	131,749
Deferred income taxes	12,863
Prepaid expenses and other current assets	10,966
Total current assets	498,130
Property, plant and equipment, net	493,528
Goodwill	44,057
Identifiable intangible and other assets, net	177,147
Total	$1,212,862
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$254,312
Total current liabilities	254,312
Long-term debt	272,106
Deferred income taxes	102,091
Other long-term liabilities	47,126
Parent’s net investment:
Parent’s net investment	539,811
Accumulated other comprehensive loss	(2,584)
Total parent’s net investment	537,227
Total	$1,212,862

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Six Months Ended June 30, 2014
Net sales	$2,233,982
Cost of sales	1,854,426
Gross profit	379,556
Operating costs and expenses:
Selling and distribution	306,263
General and administrative	29,758
Amortization of intangibles	817
Restructuring and non-recurring costs	1,422
Total operating costs and expenses	338,260
Operating income	41,296
Other expense:
Interest expense	5,911
Other expense, net	43,034
Total other expense	48,945
Loss from continuing operations before income taxes	(7,649)
Income tax benefit	(14,423)
Net income	6,774
Loss on sale of discontinued operations, net of tax	(61)
Other comprehensive income, net of tax	772
Comprehensive income	$7,485

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